Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
						Three Months Ended March 28, 2003
							Three Months ended March 28, 2003 on a pro forma basis for this exchange offer(4)
	1998	1999	2000	2001	2002
Earnings:
Net (loss) income prior to cumulative effect of change in accounting principle	(34.0)	(146.1)	37.0	(336.4)	(374.7)	(19.8)
Taxes on net loss	77.9	(48.2)	15.2	123.4	14.7	5.9
Total fixed charges	89.0	94.0	96.0	97.6	95.1	24.0
Capitalized interest	(9.7)	(4.6)	(.2)	(.7)	(1.4)	(.2)
Capitalized interest amortized	2.3	2.2	2.4	2.2	2.3	.6
Equity loss/(earnings of non-consolidated associated companies accounted for by the equity method, net of dividends)	(7.9)	(11.0)	(8.9)	(4.6)	(4.3)	(3.5)

	117.6	(113.7)	141.5	(118.5)	(268.3)	8.4

Fixed charges:
Interest expense (including dividend on trust preferred security)	62.5	70.2	83.3	84.5	83.0	21.8
Capitalized interest	9.7	4.6	.1	.7	1.4	.3
Imputed interest on non-capitalized lease payment	16.8	19.2	12.6	12.4	10.7	1.9

	89.0	94.0	96.0	97.6	95.1	24.0

Ratio of earnings to combined fixed charges and preferred share dividends(1)(2)(3)	1.32	—	1.47	—	—	—

(1)
Includes in years 1999, 2000, 2001, and 2002 dividends on preferred securities of a subsidiary trust of $15.2, $15.8, $15.8 and $16.6, respectively and includes in the three-month period ended March 28, 2003 $4.4 million. The pro forma results include $            reduction in dividends on the trust securities offset by $            in the new interest expense attributable to the preferred shares.

(2)
Includes increase in the tax valuation allowance of $197.0 in year 2001, $175.6 in year 2002 and $11.6 million for the three months ended March 28, 2003.

(3)
Earnings are inadequate to cover fixed charges. The yearly coverage deficiencies are $207.7 in 1999, $216.1 in 2001 and $363.4 in 2002. The three-month coverage deficiencies are $13.3 in the three months ended March 28, 2002 and $15.6 in the three months ended March 28, 2003. The pro forma coverage deficiency is $                  .

(4)
Assumes that 85% of the trust securities are exchanged in this exchange offer.